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                                                                    EXHIBIT 6.2

                                                       MGPX Ventures, Inc.
                                                       (Formerly known as Warner
                                                       Technologies, Inc.)


                                         March 24, 1998


Mr. Buddy Young
President, C.E.O.
Advantage Mergers & Acquisitions
17337 Ventura Blvd. Suite 224.
Encino, CA 91316

Dear Mr. Young:

     This letter, when signed by both of us, will constitute a letter of intent with respect to the matters set forth herein:

     1. We agree that you will be elected President, C.E.O. and Secretary, effective concurrent with the closing of the sale of the Company's assets, as approved by the shareholders at the annual meeting held on March 10. You will serve in these capacities as a non exclusive independent contractor, and not an employee of the Company.

     2. Your compensation will be at the annual rate of $50,000, payable monthly. In addition, you will be reimbursed for any expenses incurred on behalf of the Company. Prior approval will be required for any expense exceeding $100.

     3. You will be indemnified and held harmless from any and all matters and things arising, occurring or existing prior to the date hereof.

     4. You will provide an office facility for our operations at your present offices located at 17337 Ventura Blvd., Encino, California 91316. The Company will pay all costs relating to the installation and monthly charges for its telephone and fax lines.

     5. We will not provide any medical or health plans or programs for you, nor any life insurance.


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     6.   In addition to performing the general duties of the President and
C.E.O., as called for in the Company's Articles of Incorporation and By Laws, you will use your best efforts to re-establish MGPX Ventures as a fully reporting company with the S.E.C., insure that all necessary disclosure forms and tax returns are filed in a timely manner, communicate with the preferred shareholders, and seek a reverse merger or other business opportunities for the Company.

     7. We will consider the possibility of a stock position being made available to you, however, this matter is solely within the Board of Director's complete discretion and does not constitute a commitment, assurance or obligation of any kind or nature to, in fact, provide a stock position with our company.

     This arrangement will be on a month-to-month basis, subject to termination by either of us upon thirty (30) days written notice. You agree to resign as President and Director of the Company, immediately upon termination.

     The parties will use their best efforts to execute a more definitive agreement. Until such time, both parties shall abide by the terms of this Letter of Intent.

     If the foregoing fully sets forth our understanding, please indicate this by signing below.

                                        Very truly yours,

                                        MGPX Ventures, Inc.
                                        (Formerly known as
                                        Warner Technologies, Inc.)


                                        By: /s/ Peter Schlesinger
                                            ---------------------------
                                            PETER SCHLESINGER,
                                            CHIEF FINANCIAL OFFICER


The foregoing is understood, acknowledged, accepted and agreed to:


/s/ Buddy Young
--------------------------
BUDDY YOUNG